UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           PILGRIM'S PRIDE CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
                         (Title of Class of Securities)

                        721467207 - Class A Common Stock
                        721467108 - Class B Common Stock
                                 (CUSIP Numbers)

James P. O'Donnell                                                   Guy Lawson
Executive Vice President, Chief Financial                  McGrath North Mullin
Officer and Corporate Secretary                                 & Kratz, PC LLO
ConAgra Foods, Inc.                             Suite 3700 First National Tower
One ConAgra Drive                                             1601 Dodge Street
Omaha, NE 68102                                                 Omaha, NE 68102
(402) 595-4000                                                   (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 721467207                                             Page 2 of 4
CUSIP No. 721467108



         1)   Names of Reporting Persons: I.R.S. Identification No. of Above
              Person:

                ConAgra Foods, Inc.              47-0248710

         2)   Check the Appropriate Box if a Member of a Group:

                (a)
                (b)

         3)   SEC Use Only:

         4)   Source of Funds (See Instructions):
                00

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         6)   Citizenship or Place of Organization:

                Delaware
                                                       Class A       Class B
                                                     Common Stock  Common Stock
      Number of Shares    (7) Sole Voting Power:          0                 0
      Beneficially        (8) Shared Voting Power:        0                 0
      Owned by Each       (9) Sole Dispositive Power:     0                 0
      Reporting Person   (10) Shared Dispositive Power:   0                 0
      With

         11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                 0 shares - Class A Common Stock
                 0 shares - Class B Common Stock

         12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

         13)   Percent of Class Represented by Amount in Row (11):

                 0% - Class A Common Stock
                 0% - Class B Common Stock

         14)   Type of Reporting Person (See Instructions):

                 CO

CUSIP No. 721467207                                              Page 3 of 4
CUSIP No. 721467108

     ConAgra Foods, Inc. ("ConAgra Foods") makes this filing to amend certain information previously reported by ConAgra Foods. This filing constitutes Amendment No. 1 to the Statement on Schedule 13D of ConAgra Foods ("Amendment No. 1"). ConAgra Foods amends such prior Schedule 13D reports with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Pilgrim's Pride Corporation ("Pilgrim's Pride") by adding the following information to the items indicated:

ITEM 4.  PURPOSE OF TRANSACTION.

     On November 24, 2003, Pilgrim's Pride acquired the chicken business (the "Acquired Business") of ConAgra Foods through the acquisition (the "Acquisition") contemplated by the Stock Purchase Agreement, dated as of June 7, 2003, as amended, between ConAgra Foods and Pilgrim's Pride (the "Purchase Agreement"). The Acquired Business was wholly-owned by ConAgra Foods. In the Acquisition, ConAgra Foods received cash and shares of Common Stock, par value $.01 per share (the "Common Stock"), of Pilgrim's Pride, pursuant to the terms and conditions described in the Purchase Agreement.

     On November 21, 2003, Pilgrim's Pride reclassified its Class A Common Stock and Class B Common Stock into the Common Stock. The Common Stock issued to ConAgra Foods pursuant to the Purchase Agreement is entitled to one vote per share.

     Following the closing of the Acquisition, ConAgra Foods may no longer be deemed to be the beneficial owner of the shares of Class A Common Stock and Class B Common Stock.

     All references to and descriptions of the Purchase Agreement are qualified in their entirety by reference to a copy of the Purchase Agreement, previously filed with this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Following the closing of the Acquisition, ConAgra Foods may no longer be deemed to be the beneficial owner of the shares of Class A Common Stock and Class B Common Stock.

CUSIP No. 721467207                                              Page 4 of 4
CUSIP No. 721467108

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Amendment No. 1 is true, complete and correct.

DATED this 24th day of November, 2003.

                                              CONAGRA FOODS, INC.


                                              By:   /s/ J.P. O'Donnell
                                                 ------------------------------
                                                   J.P. O'Donnell
                                                   Executive Vice President,
                                                     Chief Financial Officer and
                                                     Corporate Secretary